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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                             Granite Financial, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    38740H107
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 18, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].








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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]

3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                       7.   SOLE VOTING POWER
                            None

                       8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                453,000
 OWNED BY
REPORTING              9.   SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                       10.  SHARED DISPOSITIVE POWER
                            453,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            453,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.16%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]


3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                       7.   SOLE VOTING POWER
                            None

                       8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                453,000
 OWNED BY
REPORTING              9.   SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                       10.  SHARED DISPOSITIVE POWER
                            453,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            453,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.16%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                        7.   SOLE VOTING POWER
                             None

                        8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 453,000
 OWNED BY
REPORTING               9.   SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                        10.  SHARED DISPOSITIVE POWER
                             453,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            453,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            12.16%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]

3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                        7.   SOLE VOTING POWER
                             226,400

                        8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY
REPORTING               9.   SOLE DISPOSITIVE POWER
  PERSON                     226,400
   WITH
                        10.  SHARED DISPOSITIVE POWER
                             None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            226,400

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            6.08%

          14.     TYPE OF REPORTING PERSON*
                  PN


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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 7, 1996, as amended by Amendment No. 1 filed with the Commission on December 3, 1996 and Amendment No. 2 filed with the Commission on December 12, 1996 and constitutes Amendment No. 3. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3.  Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below:

         The Partnerships and Managed Accounts expended an aggregate of approximately $3,815,499 (including brokerage commissions, if any) to purchase the 453,000 shares of Common Stock held by them.

Item 5.  Interest in Securities of the Issuer

         The first three paragraphs of Item 5 are revised and amended in their entirety as set forth below:

         (a)-(b) On the date of this Statement:

         (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 453,000 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 12.16% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.


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         (ii)   Mr. Spellman has Beneficial Ownership of 453,000 of Common
Stock by virtue of his position as one of the two general partners of KS. Such shares represent 12.16% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

         (iii) KS has Beneficial Ownership of 453,000 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 12.16% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

         (iv) Boston Provident Partners, L.P. has Beneficial Ownership of 226,400 shares of Common Stock by virtue of its sole ownership of such shares of Common Stock. Such shares represent 6.08% of the issued and outstanding Common Stock.

         The percentages used herein are calculated based upon the 3,725,000 shares of Common Stock stated to be issued and outstanding as of October 25, 1996, as reflected in the Company's Prospectus dated October 25, 1996.

         (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of the last amendment to the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 1996

                                            KRAMER SPELLMAN L.P.



                                            By: /s/ Orin S. Kramer
                                                Name: Orin S. Kramer
                                                Title: a General Partner



                                            By: /s/ Jay Spellman
                                                Name: Jay Spellman
                                                Title: a General Partner



                                        /s/ Orin S. Kramer
                                            Orin S. Kramer


                                        /s/ Jay Spellman
                                            Jay Spellman

                                            BOSTON PROVIDENT PARTNERS, L.P.
                                                  By: Kramer Spellman, L.P.



                                            By: /s/ Orin S. Kramer
                                                Name: Orin S. Kramer
                                                Title: a General Partner



                                            By: /s/ Jay Spellman
                                                Name: Jay Spellman
                                                Title: a General Partner



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                                                               Schedule I


          Date              Shares Purchased              Price Per Share
          ----              ----------------              ---------------

        12/13/96                 20,000                        $8.875
        12/18/96                 20,000                         8.875
        12/19/96                  5,000                         8.875